                                                                   EXHIBIT 99.1
===============================================================================







                           ORBITAL IMAGING CORPORATION

                              FINANCIAL STATEMENTS

  AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE THREE YEARS IN THE PERIOD ENDED
                               DECEMBER 31, 2001

                                       AND

                        REPORT OF INDEPENDENT ACCOUNTANTS







                                 [ORBIMAGE LOGO]









===============================================================================

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of Orbital Imaging Corporation:

In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Orbital Imaging Corporation at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has experienced continuing operating losses, defaulted on its senior notes and requires a financial restructuring to meet its capital and operating requirements. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                      PricewaterhouseCoopers LLP


March 6, 2002
McLean, Virginia

                           ORBITAL IMAGING CORPORATION
                                 BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)




                                ASSETS                                             DECEMBER 31,
                                                                            ----------------------
                                                                                2001         2000
                                                                                ----         ----
Current assets:
      Cash and cash equivalents .........................................   $  13,401    $   4,146
      Restricted cash from insurance proceeds ...........................      34,292           --
      Trade receivables and other current assets, net of allowances
           of $64 and $60, respectively .................................         357        1,453
                                                                            ---------    ---------
           Total current assets .........................................      48,050        5,599

Property, plant and equipment, at cost, less accumulated
           depreciation of $17,576 and $14,268, respectively ............      16,877       36,619
Satellites and related rights, at cost, less accumulated
           depreciation and amortization of $46,945 and
           $39,578, respectively ........................................     113,817      283,543

Unbilled receivables ....................................................       5,523        8,799
Goodwill, intangibles and deferred charges ..............................       7,208        9,269
                                                                            ---------    ---------

      Total assets ......................................................   $ 191,475    $ 343,829
                                                                            =========    =========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT
 Current liabilities:
      Accounts payable and accrued expenses .............................   $   2,514    $   4,103

      Accrued interest payable ..........................................      36,801        8,719

      Current portion of deferred revenue ...............................       7,527        8,904

      Obligations to related parties ....................................       6,910        2,113

      Senior notes ......................................................     217,829      216,154
                                                                            ---------    ---------
           Total current liabilities ....................................     271,581      239,993



Deferred revenue, net of current portion ................................          41        6,970
                                                                            ---------    ---------

      Total liabilities .................................................     271,622      246,963

Preferred stock subject to repurchase, par value $0.01, 10,000,000 shares authorized; Series A 12% cumulative convertible, 2,000,000 shares authorized, 975,349 and 868,052 shares issued and outstanding, respectively (liquidation value of $99,486 and $88,541,
   respectively) ........................................................     110,039      106,103

Stockholders' deficit:
      Common stock, par value $0.01; 75,000,000 shares
           authorized; 25,214,000 shares issued and outstanding .........         252          252
      Additional paid-in-capital ........................................      87,502       87,469
      Accumulated deficit ...............................................    (277,940)     (96,958)
                                                                            ---------    ---------

      Total stockholders' deficit .......................................    (190,186)      (9,237)
                                                                            ---------    ---------

      Total liabilities and stockholders' deficit .......................   $ 191,475    $ 343,829
                                                                            =========    =========






         The accompanying notes are an integral part of these financial statements.

                           ORBITAL IMAGING CORPORATION
                            STATEMENTS OF OPERATIONS
                        (IN THOUSANDS, EXCEPT SHARE DATA)



                                                  YEARS ENDED DECEMBER 31,
                                                  ------------------------
                                             2001            2000              1999
                                             ----            ----              ----
Revenues ...........................    $     18,755     $     24,123     $     18,587

Direct expenses ....................          17,311           26,696           21,212
                                        ------------     ------------     ------------


Gross profit (loss) ................           1,444           (2,573)          (2,625)

Selling, general and administrative
  expenses .........................           9,502            9,216           10,362
Asset loss and impairment charges ..         138,040               --               --
                                        ------------     ------------     ------------

Loss from operations ...............        (146,098)         (11,789)         (12,987)

Interest expense (income), net .....          30,948           (2,160)          (2,636)
                                        ------------     ------------     ------------

Loss before benefit for income taxes        (177,046)          (9,629)         (10,351)


Benefit for income taxes ...........              --              (77)          (3,629)
                                        ------------     ------------     ------------

Net loss ...........................    $   (177,046)    $     (9,552)    $     (6,722)
                                        ============     ============     ============


Loss per common share - basic and
  diluted (1) ......................    $      (7.18)    $      (0.96)    $      (0.79)

Loss available to common
  stockholders .....................    $   (180,982)    $    (24,092)    $    (19,796)

Weighted average shares outstanding
  - basic and diluted (1) ..........      25,214,000       25,214,000       25,214,000


----------
(1) All potentially dilutive securities, such as preferred stock subject to repurchase, warrants and stock options, are antidilutive for each period presented.





         The accompanying notes are an integral part of these financial statements.

                           ORBITAL IMAGING CORPORATION
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                         COMMON STOCK         ADDITIONAL
                                                         ------------          PAID-IN         ACCUMULATED
                                                   SHARES          AMOUNT      CAPITAL           DEFICIT          TOTAL
                                                   ------          ------      -------           -------          -----

BALANCE AS OF DECEMBER 31, 1998 ............     25,214,000    $       252    $    86,782     $   (53,070)    $    33,964

   Issuance of stock options ...............             --             --            413              --             413

   Capital contributed .....................             --             --             90              --              90
   Preferred stock dividends ...............             --             --             --         (13,074)        (13,074)
   Net loss ................................             --             --             --          (6,722)         (6,722)
                                                -----------    -----------    -----------     -----------     -----------

BALANCE AS OF DECEMBER 31, 1999 ............     25,214,000    $       252    $    87,285     $   (72,866)    $    14,671

   Issuance of stock options ...............             --             --            184              --             184
   Preferred stock dividends ...............             --             --             --         (14,540)        (14,540)
   Net loss ................................             --             --             --          (9,552)         (9,552)
                                                -----------    -----------    -----------     -----------     -----------

BALANCE AS OF DECEMBER 31, 2000 ............     25,214,000    $       252    $    87,469     $   (96,958)    $    (9,237)

   Issuance of stock options ...............             --             --             33              --              33
   Preferred stock dividends ...............             --             --             --          (3,936)         (3,936)
   Net loss ................................             --             --             --        (177,046)       (177,046)
                                                -----------    -----------    -----------     -----------     -----------

BALANCE AS OF DECEMBER 31, 2001 ............     25,214,000    $       252    $    87,502     $  (277,940)    $  (190,186)
                                                ===========    ===========    ===========     ===========     ===========






         The accompanying notes are an integral part of these financial statements.

                           ORBITAL IMAGING CORPORATION
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)



                                                                 YEARS ENDED DECEMBER 31,
                                                                ---------------------------
                                                            2001           2000          1999
                                                            ----           ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss ........................................    $(177,046)    $  (9,552)    $  (6,722)
     Adjustments to reconcile net loss to net cash
           used in operating activities:

                Asset loss and impairment charges ....      138,040            --            --
                Depreciation, amortization and other .       13,821        14,923        14,258
                Deferred tax benefit .................           --           (77)       (3,629)
     Changes in assets and liabilities:
                Decrease (increase) in receivables and
                other current assets .................        1,096        (4,873)       (4,502)
                Decrease (increase) in other assets ..        3,887           (59)          357
                Increase (decrease) in accounts
                payable and accrued expenses .........       26,493          (432)        5,917
                Decrease in deferred revenue .........       (8,306)       (8,736)       (7,609)
                Increase (decrease) in obligations to
                related parties ......................          348         1,508        (8,603)
                                                          ---------     ---------     ---------
     NET CASH USED IN OPERATING ACTIVITIES ...........       (1,667)       (7,298)      (10,533)

CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures ............................      (22,916)      (38,445)      (92,388)
     Insurance proceeds from launch failure ..........       28,838            --            --
     Proceeds from launch delay penalties ............        5,000            --            --
     Purchases of restricted held-to-maturity
     securities ......................................           --            --        (7,306)
     Purchases of available-for-sale securities ......           --       (23,491)      (53,698)
     Maturities of restricted held-to-maturity
     securities ......................................           --        12,984        19,691
     Maturities of available-for-sale securities .....           --        46,699        38,362
     Sales of available-for-sale securities ..........           --         8,842        17,671
                                                          ---------     ---------     ---------
     NET CASH PROVIDED BY (USED IN) INVESTING
     ACTIVITIES ......................................       10,922         6,589       (77,668)

CASH FLOWS FROM FINANCING ACTIVITIES:
     Net proceeds from issuance of  long-term
     obligations .....................................           --            --        67,974
                                                          ---------     ---------     ---------
     NET CASH PROVIDED BY FINANCING ACTIVITIES .......           --            --        67,974
                                                          ---------     ---------     ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .        9,255          (709)      (20,227)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR .........        4,146         4,855        25,082
                                                          ---------     ---------     ---------
CASH AND CASH EQUIVALENTS, END OF YEAR ...............    $  13,401     $   4,146     $   4,855
                                                          =========     =========     =========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid ......................................    $       4     $  26,163     $  20,582
                                                          =========     =========     =========

NON-CASH ITEMS:
  Capital expenditures ...............................    $   4,449     $      --     $      --
  Preferred stock dividends ..........................        3,936        14,540        13,074
  Capitalized compensatory stock options .............           12           161           174
  Capital contributed - tax basis
  adjustment .........................................           --            --            90


         The accompanying notes are an integral part of these financial statements.

                           ORBITAL IMAGING CORPORATION
                          NOTES TO FINANCIAL STATEMENTS


(1) BUSINESS OPERATIONS AND FINANCIAL RESTRUCTURING

   Orbital Imaging Corporation ("ORBIMAGE" or the "Company"), a Delaware corporation, is a global provider of Earth imagery products and services. ORBIMAGE is developing an integrated system of digital remote sensing satellites, U.S. and international ground stations and Internet-based sales channels to collect, process and distribute Earth imagery products.

Going Concern

   The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. ORBIMAGE has incurred losses since its inception, and management believes that it will continue to do so for the foreseeable future. As of December 31, 2001, ORBIMAGE had $13.4 million of unrestricted cash and cash equivalents. Current liabilities exceeded current assets by $223.5 million at December 31, 2001, and its accumulated deficit was $277.9 million on that date. ORBIMAGE's liquidity has been, and continues to be, constrained. ORBIMAGE is negotiating a financial restructuring, as discussed below, that will be required in order to provide adequate liquidity for operations through the launch and on-orbit verification of its OrbView-3 satellite, which is expected to be launched during the fourth quarter of 2002. ORBIMAGE defaulted on its senior notes during the year; therefore, all amounts relating to its senior notes have been classified as current liabilities in the accompanying financial statements. ORBIMAGE's ability to continue as a going concern is dependent on restructuring its senior notes (including the conversion of a substantial portion of the senior notes to equity) pursuant to the filing of a petition and a plan of reorganization ("POR") under Chapter 11 of the Bankruptcy Code, a timely and successful launch of the OrbView-3 satellite currently under construction, and a restructuring of the Company's obligations with respect to the RadarSat-2 License, as discussed below. Negotiations are ongoing among ORBIMAGE, Orbital, the preferred stockholders and noteholders with respect to a new Agreement, but there can be no assurance as to its content or timing.

   During 2001, ORBIMAGE funded its capital requirements for operations through cash from operations combined with cash on hand, advances from Orbital and insurance proceeds from the launch failure of its OrbView-4 satellite. Management expects that the financial restructuring strategy described below will generate sufficient additional liquidity to satisfy ORBIMAGE's capital and operating requirements for 2002. If ORBIMAGE is unable to achieve its plan, it may be forced to liquidate its assets for significantly less than their current carrying value and its financial position and results of operations would be materially and adversely impacted.

Financial Restructuring

   On February 15, 2001, ORBIMAGE announced that it would not make the $13.1 million interest payment scheduled to be made on March 1, 2001 to the holders of its senior notes, and that it had retained a financial advisor to assist in, among other things, restructuring these notes. ORBIMAGE is also having discussions with Orbital Sciences Corporation ("Orbital"), ORBIMAGE's majority shareholder, in pursuit of additional sources of liquidity to meet its funding needs. As of March 31, 2001, ORBIMAGE was in default on its senior notes. ORBIMAGE also did not make the $13.1 million interest payment scheduled to be made on September 1, 2001. On September 20, 2001, ORBIMAGE reached an Agreement with an informal committee representing the holders of approximately 75 percent of the senior notes to undertake a financial restructuring, which was to include filing a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code with a POR. Certain key investors in ORBIMAGE's Series A preferred stock and Orbital also agreed to the terms of the Agreement.

   The Agreement was subject to certain conditions, including filing the petition for reorganization by December 15, 2001 and the POR by January 31, 2002, and approval of the plan no later than October 31, 2002. The unsuccessful launch of OrbView-4, described in Note 5 below, has resulted in these conditions not being met, and thus the Agreement is no longer in force. Negotiations are ongoing with respect to a new Agreement, but there can be no assurance as to its content or timing.

   As part of these negotiations, ORBIMAGE has offered and may agree to an additional $10 million cash incentive to be paid by the Company to Orbital Sciences Corporation ("Orbital"), its majority shareholder, as annual on-orbit incentive payments under the System Procurement Agreement between ORBIMAGE and Orbital. The timing of such incentive payments is uncertain and will depend on the outcome of the negotiations. In addition, ORBIMAGE has offered to pay back to Orbital $5 million in launch penalties that Orbital paid to the Company in 2001 under the System Procurement Agreement by issuing a new subordinated note to Orbital that would mature at the time of its senior notes.

   Under the current RadarSat-2 Territorial License Agreement with MacDonald Detwiller and Associates ("MDA"), a former subsidiary of Orbital, ORBIMAGE is obligated to pay MDA $5 million on July 2, 2002 and another $5 million on December 31, 2002, or the Company may lose all rights under that License for which it has already invested $30 million. ORBIMAGE is in discussions with MDA to extend those payment dates to up to October 1, 2003 and April 1, 2004, respectively, but there can be no assurance as to the outcome of the discussions.

   The impact of any financial restructuring or bankruptcy filing is not determinable at present.


(2) NATURE OF OPERATIONS

   The OrbView-2 satellite was launched on August 1, 1997, and completed its on-orbit checkout in October 1997. ORBIMAGE recognized revenues related to the OrbView-2 satellite of $11.2 million, $10.6 million and $10.5 million for the years ended December 31, 2001, 2000 and 1999, respectively. The OrbView-4 satellite suffered a launch failure in September 2001 and did not reach its intended orbit. The OrbView-3 satellite is currently expected to be launched in the fourth quarter of 2002 and will provide one-meter panchromatic and four-meter multispectral imagery of the Earth. The imagery provided by OrbView-3 is expected to have a broad range of applications for U.S. and foreign national security and many commercial and scientific markets. ORBIMAGE acquired the current RadarSat Territorial License in February 2001, which granted ORBIMAGE exclusive marketing rights in the United States for RadarSat-2 imagery. RadarSat-2 is currently expected to be launched in late 2003 and will provide high-resolution commercial radar imagery.


(3) SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amount reported in its financial statements and accompanying notes. Actual results could differ from these estimates. Certain amounts for prior years have been reclassified to conform with the 2001 presentation.

Revenue Recognition

    ORBIMAGE's principal source of revenue is the sale of satellite imagery to customers, value-added resellers and distributors. Such sales often require ORBIMAGE to provide imagery over the term of a multi-year sales contract. Accordingly, ORBIMAGE recognizes revenues on imagery contracts on a straight-line basis over the delivery term of the contract. Deferred revenue represents receipts in advance of the delivery of imagery. Revenue for other services is recognized as services are performed.

   ORBIMAGE recognizes revenue on the contracts to construct OrbView-3 distributor ground stations and contracts to provide image-processing services using the percentage-of-completion method of accounting. Revenue on these contracts is recognized based on costs incurred in relation to total estimated costs. Revenues recognized in advance of becoming billable are recorded as unbilled receivables. Such amounts generally do not become billable until after OrbView-3 becomes operational with the individual ground stations. To the extent that estimated costs of completion are adjusted, revenue and profit recognized from a particular contract will be affected in the period of the adjustment. Anticipated contract losses are recognized as they become known.

Services Provided by Orbital

   A substantial part of ORBIMAGE's administrative services, including information systems and human resources, was provided to ORBIMAGE by Orbital pursuant to the Administrative Services Agreement.

Stock-Based Compensation

   Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123") requires companies to recognize as expense the fair value of all stock-based awards on the date of grant or continue to apply the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and provide pro forma net income
(loss) disclosures for employee stock option grants as if the fair-value-based method defined in SFAS 123 had been applied. ORBIMAGE has elected to continue to apply the provision of APB 25 and provide the pro forma disclosure provisions of SFAS 123. Compensation expense is recognized over the vesting period for stock option grants to employees that have market values in excess of the strike price. To the extent that ORBIMAGE grants stock options to non-employee consultants or advisors, ORBIMAGE records costs equal to the fair value of the options granted as of the measurement date as determined using a Black-Scholes model.

Cash and Cash Equivalents

   ORBIMAGE considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Concentrations of Credit Risk

    Financial instruments which potentially subject ORBIMAGE to concentrations of credit risk consist principally of temporary cash investments. ORBIMAGE places its temporary cash investments with high credit quality financial institutions which invest primarily in U.S. Government instruments guaranteed by banks or savings and loan associations which are members of the FDIC.

Recovery of Long-Lived Assets

   ORBIMAGE's policy is to review its long-lived assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. ORBIMAGE recognizes an impairment loss when the sum of expected undiscounted net future cash flows is less than the carrying amount of the assets. The amount of the impairment is measured as the difference between the asset's estimated fair value and its book value.

Income Taxes

   ORBIMAGE recognizes income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided as necessary.

Satellites and Related Rights and Property, Plant and Equipment

   ORBIMAGE purchased the OrbView-1, OrbView-3 and OrbView-4 satellites, the OrbView-2 License and the ground system assets from Orbital pursuant to the System Procurement Agreement, discussed in Note 4 below. ORBIMAGE is purchasing the RadarSat-2 Territorial License pursuant to a separate agreement with MacDonald, Dettwiler and Associates Ltd. ("MDA"), a former subsidiary of Orbital. Amortization of the capitalized costs begins when the assets are placed in service. Capitalized costs include the cost of launch insurance.

   Depreciation and amortization are provided using the straight-line method as follows:

    Ground system assets............  8 years
    Furniture and equipment.........  3 to 5 years
    OrbView-2.......................  7 1/2 years
    Leasehold improvements .........  Shorter of estimated useful
                                      Life of lease or lease term


   Prior to 2001, ORBIMAGE had capitalized interest costs in connection with the construction of satellites and related ground segments and systems. The capitalized interest was recorded as part of the historical cost of the asset to which it related and will be amortized over the asset's useful life when placed in service. Interest capitalization was discontinued in 2001 because all significant expenditures relating to the construction of the satellites were made. Capitalized interest totaled $28.8 million and $23.7 million for the years ended December 31, 2000 and 1999, respectively.

Recent Accounting Pronouncements

     In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No.142 supersedes APB Opinion No. 17, "Intangible Assets," and requires the discontinuance of goodwill amortization. In addition, SFAS No.142 includes provisions regarding the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. SFAS No.142 is required to be applied for fiscal years beginning after December 15, 2001, with certain early adoption permitted. ORBIMAGE will adopt SFAS No. 142 for its first fiscal quarter of 2002, and does not expect the adoption to have a material effect on its financial condition or results of operations.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. However, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used, and measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. ORBIMAGE is in the process of assessing the effect of adopting SFAS No. 144.


(4) RELATIONSHIP WITH ORBITAL AND SUBSIDIARIES

   ORBIMAGE was initially established as a wholly-owned subsidiary of Orbital. In 1997, ORBIMAGE issued preferred stock to private investors to fund a significant portion of the remaining costs of existing projects (the "Private Placement"). During 1997, ORBIMAGE also executed certain contracts with Orbital whereby all assets and liabilities of Orbital's operating division, ORBIMAGE, were sold to ORBIMAGE at historical cost.

   ORBIMAGE had three significant contracts with Orbital at the beginning of 2000 which are still in effect: (i) the ORBIMAGE System Procurement Agreement dated November 18, 1996, as amended (the "System Procurement Agreement"), (ii) the OrbView-2 License Agreement dated May 8, 1997 (the "OrbView-2 License"), and
(iii) the Amended and Restated Administrative Services Agreement dated May 8, 1997 (the "Administrative Services Agreement").

   Under the System Procurement Agreement, ORBIMAGE purchased (i) the OrbView-1 satellite, (ii) an exclusive license entitling ORBIMAGE to all of the economic rights and benefits of the OrbView-2 satellite, (iii) the OrbView-3 satellite and launch service, (iv) the OrbView-4 satellite and launch service and (v) the ground system assets used to command and control the satellites as well as receive and process imagery. Pursuant to the System Procurement Agreement through December 31, 2001, ORBIMAGE committed to purchase various satellites, rights and ground systems for approximately $279.9 million, net of $31.0 million to be funded by the U.S. Air Force through a contract with Orbital. The System Procurement Agreement originally called for the OrbView-3 satellite to be constructed and launched before OrbView-4; however, continuing schedule delays resulted in OrbView-4 being constructed and delivered first. ORBIMAGE incurred costs of $4.4 million, $4.8 million and $33.0 million for the years ended December 31, 2001, 2000 and 1999, respectively, under the System Procurement Agreement and currently owes Orbital $4.4 million under that Agreement. Under the System Procurement Agreement, the Company is to pay Orbital $1.5 million upon the successful checkout of OrbView-3. Further, the Company is obligated to pay Orbital annual on-orbit incentive payments based upon operational performance of up to $2.25 million on each of the first five anniversaries of OrbView-3, for a total of $11.25 million.

   The System Procurement Agreement was amended in June 2000 to provide among other things for Orbital to pay ORBIMAGE a $2.5 million cash penalty if OrbView-4 was not launched by May 31, 2001, and an additional $2.5 million cash penalty if neither OrbView-3 nor OrbView-4 was launched by July 31, 2001. Orbital made both launch penalty payments in cash to ORBIMAGE as of December 31, 2001.

   Under the OrbView-2 License Agreement, Orbital has granted an exclusive worldwide license to ORBIMAGE to use and sell OrbView-2 imagery. Pursuant to the terms of the OrbView-2 License Agreement, Orbital has assigned to

ORBIMAGE all amounts that are due or become due to Orbital under a contract Orbital has with NASA to deliver OrbView-2 imagery, and ORBIMAGE has sole responsibility for operating and controlling the satellite.

   Under the Administrative Services Agreement, ORBIMAGE is paying Orbital for office space and other administrative services, as well as certain direct and indirect operating services provided by Orbital. ORBIMAGE incurred costs of approximately $1.4 million, $2.7 million and $2.1 million for the years ended December 31, 2001, 2000 and 1999, respectively, under the Administrative Services Agreement and currently owes Orbital $2.5 million under that Agreement. The parties have agreed to terminate the Administrative Services Agreement on March 31, 2002.

   In 1998, ORBIMAGE entered into an agreement with MDA, then a Canadian subsidiary of Orbital, under which ORBIMAGE acquired the exclusive worldwide distribution rights for the RadarSat-2 satellite imagery (the "RadarSat-2 License"). Under the RadarSat-2 License, MDA would own and operate the RadarSat-2 satellite, and would provide operations, data reception, processing, archiving and distribution services to ORBIMAGE. ORBIMAGE's acquisition of the RadarSat-2 License was to cost $60.0 million, of which $30.0 million was paid in 1999. The remaining payments were not to exceed $15.0 million in 2001, $10.0 million in 2002 and $5.0 million upon the successful on-orbit checkout of RadarSat-2. The RadarSat-2 License Agreement was terminated on February 9, 2001 and replaced with a new RadarSat-2 Territorial License agreement (the "RadarSat-2 Territorial License"), pursuant to which MDA granted to ORBIMAGE an exclusive territorial license to distribute and sell RadarSat-2 imagery in the United States for $40.0 million. The $30.0 million of RadarSat-2 payments previously remitted to MDA under the original RadarSat-2 License agreement were applied to the $40.0 million license fee under the RadarSat-2 Territorial License. The remaining $10.0 million license fee obligation is to be paid by ORBIMAGE in two equal installments of $5.0 million each on July 2, 2002 and December 31, 2002. If ORBIMAGE is unable to make either installment payment of the remaining license fee obligation, it may lose all rights with respect to the RadarSat-2 Territorial License and have to write off its prior payments of $30 million under the original RadarSat-2 License Agreement. ORBIMAGE is also obligated to pay 60 percent of the operating costs for RadarSat-2, up to a maximum of $6.0 million per year, following the launch of the satellite. Negotiations are ongoing with respect to a new Agreement, but there can be no assurance as to its content or timing. The impact of any financial restructuring or bankruptcy filing are not determinable at present.

   In conjunction with the renegotiation of the RadarSat-2 Territorial License, on February 9, 2001, ORBIMAGE and Orbital entered into a purchase agreement whereby Orbital agreed to purchase receivables from ORBIMAGE in the future for an aggregate purchase price of $10.0 million (the "Purchase Agreement"). Orbital is obligated to make up to two $5.0 million cash purchases of receivables to coincide with the payment dates set forth in the RadarSat-2 Territorial License. Orbital's obligation to make each purchase under the Purchase Agreement is conditioned, among other things, on ORBIMAGE notifying Orbital of its inability to make such payments to MDA due to financial hardship and ORBIMAGE having receivables sufficient to sell to Orbital in the amount of the payment.

   For the year ended December 31, 2001, ORBIMAGE recorded revenue of $0.3 million on contracts with Orbital.

   Two ORBIMAGE directors are also directors of Orbital as noted above.


(5) ASSET LOSS AND IMPAIRMENT CHARGES

   During 2001, ORBIMAGE recorded a $138.0 million charge consisting of $91.5 million related to the unsuccessful launch of OrbView-4, net of insurance recoveries, and $46.5 million related to the impairment of the carrying value of the remaining satellites and related ground stations.

Write-off of OrbView-4 and Application of Insurance Proceeds

   In September 2001, ORBIMAGE purchased insurance coverage for the combined risk of launch, satellite checkout and on-orbit satellite operations with respect to OrbView-4. ORBIMAGE paid $2.8 million to purchase insurance coverage of approximately $13.1 million. An additional $50 million of insurance coverage was purchased by ORBIMAGE on behalf of the senior note holders. One of the members of the informal committee of holders of the senior notes loaned ORBIMAGE the funds necessary to purchase such additional insurance coverage for approximately $12.7 million (the "Bridge Loan"). Interest accrued on the Bridge Loan at an annual rate of 13.625%. ORBIMAGE was also required to pay a 20% commitment fee to the Bridge Loan lender out of the proceeds to be received by the senior noteholders.

   On September 21, 2001, the OrbView-4 satellite suffered a launch failure and did not achieve its intended orbit.

Accordingly, ORBIMAGE wrote off the value of OrbView-4 as well as the portion of the ground station assets that were directly related to the operation of OrbView-4. ORBIMAGE wrote off $144.2 million for OrbView-4 and an additional $10.5 million for the related ground station assets. These losses were offset by proceeds from insurance of $63.1 million. The components of the loss are summarized as follows (in thousands):

OrbView-4 satellite cost, before insurance premiums And commitment fee    $ 125,649
Capitalized insurance premiums paid by ORBIMAGE ......................        2,823
Capitalized insurance premiums borrowed under Bridge Loan ............       12,749
Commitment fee and interest paid under Bridge Loan ...................        2,960
                                                                          ---------
Total value of Orb-View-4 satellite ..................................      144,181
Ground system assets related to OrbView-4 ............................       10,503
                                                                          ---------
Total value of Orb-View-4 assets .....................................      154,684
Less:  insurance proceeds ............................................      (63,130)
                                                                          ---------
          Total asset loss ...........................................    $  91,554
                                                                          =========

   ORBIMAGE received $63.1 million of insurance proceeds from the OrbView-4 loss in December 2001. It used $15.7 million of the proceeds to payoff the Bridge Loan, related accrued interest and the commitment fee to the Bridge Loan lender. Additional insurance proceeds of $34.3 million were deposited with the trustee of the senior notes and are reflected on the balance sheet as restricted cash. The use of these proceeds is restricted to debt service payments to the senior noteholders. On February 10, 2002, the senior noteholders received approximately $28.4 million of the proceeds as payment of the outstanding interest on the senior notes. Further, restricted cash of $5.9 million is currently held by the trustee and is expected to be applied as a partial payment to the March 1, 2002 interest obligation on the senior notes. The remaining $13.1 million of the insurance proceeds were classified as unrestricted cash on the balance sheet.

Asset Impairments

   Due to continued delays in the completion of OrbView-3 and RadarSat-2, the entry of competitors in markets served by ORBIMAGE and the potential effect of recent terrorism activities on Federal funding for scientific imagery applications, ORBIMAGE evaluated the recoverability of its remaining satellites and ground station assets pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Accordingly, ORBIMAGE adjusted the carrying value of the satellites and related ground station assets to their estimated fair values based on anticipated future discounted cash flows, resulting in the following non-cash impairment charges which were recorded in 2001 (in thousands):


 Satellites and rights in process....................    $25,880
 Orb-View-2 license..................................     14,869
 Ground system assets................................      5,737
                                                         -------
           Total impairment charge...................    $46,486
                                                         =======


(6)     COMPREHENSIVE INCOME (LOSS)

   For the years ended December 31, 2001, 2000 and 1999, there were no material differences between net loss as reported and comprehensive income (loss).


(7)     LOSS PER COMMON SHARE

   The computations of basic and diluted loss per common share were as follows (in thousands, except share data):



                                                                     YEARS ENDED DECEMBER 31,
                                                         -----------------------------------------------
                                                               2001            2000            1999
                                                          ------------     ------------     ------------
Numerator for basic and diluted loss per common share:
   Net loss ..........................................    $   (177,046)    $     (9,552)    $     (6,722)
   Preferred stock dividends .........................          (3,936)         (14,540)         (13,074)
                                                          ------------     ------------     ------------
Loss available to common stockholders ................    $   (180,982)    $    (24,092)    $    (19,796)
                                                          ============     ============     ============

Denominator for basic and diluted loss per
  common share -- weighted average shares (1) ........      25,214,000       25,214,000       25,214,000

Loss per common share -- basic and diluted  (1) ......    $      (7.18)    $      (0.96)    $      (0.79)
                                                          ============     ============     ============

----------
(1) All potentially dilutive securities, such as preferred stock subject to repurchase, warrants and stock options, are antidilutive for each period presented.

(8)     PROPERTY, PLANT AND EQUIPMENT

       Property, plant and equipment consisted of the following (in thousands):


                                      DECEMBER 31,
                                ---------------------
                                  2001         2000
                                -------      --------
Land .......................    $    213     $    213
Ground system assets .......      29,142       45,908
Furniture and equipment ....       3,210        2,888
Leasehold improvements .....       1,888        1,878
Accumulated depreciation and
  amortization .............     (17,576)     (14,268)
                                --------     --------
          Total ............    $ 16,877     $ 36,619
                                ========     ========

   Depreciation and amortization totaled $3.3 million, $3.4 million and $3.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.


(9)      SATELLITES AND RELATED RIGHTS

   Satellites and related rights consisted of the following (in thousands):


                                         DECEMBER 31,
                                    -----------------------
                                       2001          2000
                                    ---------     ---------
In service:
  OrbView-1 ....................    $  12,327     $  12,327
  Accumulated depreciation .....      (12,327)      (12,327)

  OrbView-2 License ............       49,674        64,543
  Accumulated amortization .....      (34,618)      (27,251)
                                    ---------     ---------
                                       15,056        37,292
Satellites and rights in process       98,761       246,251
                                    ---------     ---------
          Total ................    $ 113,817     $ 283,543
                                    =========     =========


   Satellite depreciation and amortization totaled $7.4 million, $8.6 million and $8.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.


(10)     INCOME TAXES

   The income tax benefit consisted of the following (in thousands):


                                     YEARS ENDED DECEMBER 31,
                                    --------------------------
                                     2001      2000      1999
                                    ------    ------    ------

Current benefit:
  U.S. Federal .................    $   --    $   --    $   --
  State ........................        --        --        --
                                    ------    ------    ------
          Total current benefit         --        --        --
Deferred benefit:
  U.S. Federal .................        --        72     3,460
  State ........................        --         5       169
                                    ------    ------    ------
          Total deferred benefit        --        77     3,629
                                    ------    ------    ------
          Total benefit for
          income taxes .........    $   --    $   77    $3,629
                                    ======    ======    ======


   The effective income tax rate varied from the statutory U.S. Federal income tax rate because of the following differences:

                                     YEARS ENDED DECEMBER 31,
                                   --------------------------
                                    2001      2000      1999
                                   ------    ------    ------
U.S. Federal statutory tax rate     (34.0)%   (34.0)%   (34.0)%
State income taxes ............      (2.5)     (2.5)     (1.7)
Valuation allowance ...........      36.4      37.4      --
Other .........................       0.1      (1.7)      0.6
                                   ------    ------    ------
Effective tax rate ............      (0.0)%    (0.8)%   (35.1)%
                                   ======    ======    ======

   The primary components of ORBIMAGE's federal deferred tax assets and liabilities were as follows (in thousands):

                                              DECEMBER 31,
                                         ---------------------
                                           2001         2000
                                         --------     --------
Deferred tax assets:
   Differences in revenue recognition    $  2,893     $  5,948
   Net operating loss carry forward .      63,333       15,994
   Other ............................       2,288          877
                                         --------     --------
Deferred tax assets .................      68,514       22,819
Less:  valuation allowance ..........     (67,993)      (3,600)
                                         --------     --------
Net deferred tax assets .............         521       19,219
Deferred tax liabilities:
  Differences in the tax treatment of
     Satellites and related rights ..         521       19,219
                                         --------     --------
Net deferred tax liability ..........    $     --     $     --
                                         ========     ========

    The increase in valuation allowance is principally the result of current year operating losses. Management believes it is more likely than not that its existing deferred tax assets will not be realized. As of December 31, 2001, ORBIMAGE had net operating loss carryforwards totaling $173.7 million, which expire beginning the year ending December 31, 2013. Such net operating loss carryforwards are subject to certain limitations and other restrictions.


(11) SENIOR NOTES

General

    On February 25, 1998, ORBIMAGE issued 150,000 units consisting of senior notes and 1,312,746 warrants for common stock, raising net proceeds of approximately $144.6 million. The gross proceeds of the units offering of $150.0 million were allocated: $142.1 million to the senior notes and $7.9 million to the value of the warrants recorded as a debt discount. On April 22, 1999, ORBIMAGE completed an add-on debt offering of senior notes raising net proceeds of approximately $68.1 million. The debt discount and issuance costs are amortized using the interest method as an adjustment to interest expense over the term of the senior notes resulting in an effective yield of approximately 13.4%. As of December 31, 2001, the senior notes had a fair value of approximately $45 million as estimated by quoted market prices. Interest on ORBIMAGE's senior notes due 2005 accrues at a rate of 11.625% per annum and is payable semi-annually in arrears on March 1 and September 1.

    At December 31, 2001, ORBIMAGE was in default with regard to the senior notes because ORBIMAGE did not make the scheduled March 1, 2001 and September 1, 2001 interest payments. On February 10, 2002, the senior noteholders received approximately $28.4 million of the insurance proceeds as payment of the outstanding interest on the senior notes, which cured the payment default. This payment included interest on the overdue installments of interest which was payable at a rate of 12.625 percent per annum. The Company intends to make a partial payment of $5.9 million to the senior noteholders in conjunction with the March 1, 2002 semiannual interest payment, but expects to be in default again on its interest obligations under the senior notes by $7.2 million with regard to that payment. The holders of 25% of the face value of either offering of senior notes may accelerate the principal and accrued interest due with respect to their class of senior notes at any time due to an uncured payment default.

Mandatory Redemption

    The senior notes mature on March 1, 2005. ORBIMAGE is not required to make mandatory redemption or sinking fund payments with respect to the senior notes. However, ORBIMAGE may be obligated, under certain circumstances, to make an offer to purchase: (i) all outstanding senior notes at a redemption price of 101% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages (if any) to the date of purchase, upon a change of control, and (ii) outstanding senior notes with a portion of the net proceeds of certain asset sales at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages (if any) to the date of the purchase.

Covenants

    The indenture for the senior notes restricts, among other things, ORBIMAGE's ability to pay cash dividends.

(12) EMPLOYEE BENEFIT PLAN

    ORBIMAGE's employees participate in the Orbital Imaging Corporation Retirement savings Plan, as amended, a defined contribution plan (the "Plan") in accordance with Section 401(k) of the Internal Revenue code of 1986, as amended. ORBIMAGE's contributions to the Plan are made based on certain plan provisions and at the discretion of the Board of Directors. For the years ended December 31, 2001, 2000 and 1999, ORBIMAGE's contribution expense was $0.2 million, $0.2 million and $0.5 million, respectively.


(13) LEASES

    Total rental expense under operating leases was $0.2 million, $0.2 million and $0.1 million for the years ended December 31, 2001, 2000 and 1999, respectively. Aggregate minimum rental commitments under non-cancelable operating leases (primarily for office space and equipment) as of December 31, 2001 were as follows (in thousands):

  2002                 $  212
  2003                    199
  2004                    211
  2005                    219
  2006                    219
  Thereafter              523
                       ------
                       $1,583
                       ======


(14) PREFERRED STOCK SUBJECT TO REPURCHASE

    ORBIMAGE has authorized 10,000,000 shares of $0.01 par value preferred stock, of which: (a) 2,000,000 shares of the Series A preferred stock have been authorized, of which 975,349 shares were issued and outstanding as of December 31, 2001; (b) 2,000,000 shares of the Series B preferred stock have been authorized, none of which have been issued and (c) 2,000,000 shares of the Series C preferred stock have been authorized, none of which have been issued.

Dividends

    The Series A preferred stock is assigned a stated value of $100 per share and is entitled to a cumulative dividend of 12% per annum payable semi-annually on May 1 and November 1 of each year, in cash or, in lieu thereof, payable in-kind in shares of Series A preferred stock on the basis of 120 shares of Series A preferred stock for each 1,000 shares of Series A preferred stock outstanding. To date, all dividends have been paid in-kind. As of December 31, 2001, cumulative preferred stock dividends in arrears totaled 19,507 shares.

Ranking

   Series A holders have certain preferences upon dividend distributions, distributions upon liquidation or distributions upon merger, consolidation or sale of assets over the holders of Series B preferred stock (if and when issued), Series C preferred stock (if and when issued), the common holders and any other class of stock ranking junior to the Series A preferred stock.

Voting Rights

    Each Series A holder is entitled to such number (rounded to the nearest whole number) of votes as such Series A holder would be entitled if such Series A holder had converted its Series A preferred stock into shares of common stock.

Conversion Rights and Mandatory Conversion

    The Series A holders have the option, at any time, or from time to time, to convert their Series A preferred stock into fully paid and non-assessable shares of common stock. The number of shares of common stock issued upon such conversion will be determined by multiplying each Series A holder's number of Series A preferred stock by a fraction, the numerator of which is the Series A preferred stock Stated Value and the denominator of which is a conversion price, subject to anti-dilutive adjustments. The per share conversion price is currently $4.17. Mandatory conversion of the Series A preferred stock into shares of common stock shall occur upon the earliest of any one of the following events to take place:

    - the closing, under certain circumstances, of a public offering of the common stock;

    - the culmination of a 180-day period in which the average price of the common stock exceeds a certain level relative to the conversion price; or

    - the proposed sale of no less than 70% of the common stock on a fully diluted basis.

Change of Control

    Although not redeemable at the option of the holders, ORBIMAGE has certain obligations to the Series A holders upon a "change of control" as deemed in the stock purchase agreement. If a change of control occurs before the latest of:

   -    the successful on-orbit checkout of OrbView-3,

    - the closing of an initial public offering that meets certain criteria, or

    - the end of a 180-day period in which the average price of the common stock exceeds a certain level relative to the conversion price of the Series A preferred stock,

then ORBIMAGE must offer to purchase, subject to the rights of the holders of the senior notes, all outstanding shares of Series A preferred stock for a purchase price of 101% of the liquidation amount of the stock.

    The activity in the preferred stock subject to repurchase was as follows for the years ended December 31, 1999, 2000 and 2001 (dollars in thousands):


                                                 SHARES           AMOUNT
                                                 ------           ------
BALANCE AS OF DECEMBER 31, 1998 ............    687,576         $  78,489
   Preferred stock dividends paid in shares      84,985            10,758
   Accrual of preferred stock dividends ....         --             2,316
                                                -------          --------
BALANCE AS OF DECEMBER 31, 1999 ............    772,561            91,563
   Preferred stock dividends paid in shares      95,491            13,916
   Accrual of preferred stock dividends ....         --               624
                                                -------          --------
BALANCE AS OF DECEMBER 31, 2000 ............    868,052           106,103
   Preferred stock dividends paid in  shares    107,297             3,235
   Accrual of preferred stock dividends ....         --               701
                                                -------          --------
BALANCE AS OF DECEMBER 31, 2001 ............    975,349         $ 110,039
                                                =======          ========


(15) COMMON STOCK WARRANTS

    In connection with the units offering on February 25, 1998, ORBIMAGE issued 150,000 warrants, which entitle the holders to acquire 1,312,746 shares of ORBIMAGE's common stock. The warrants were exercisable as of December 31, 2001 at a price is $0.01 per share. Each warrant entitles the holder to buy 8.75164 shares of common stock. The warrants expire on March 1, 2005.


(16) STOCK OPTION PLAN

    Through ORBIMAGE's stock option plan, as amended (the "Plan"), ORBIMAGE may issue to its employees, Orbital's employees, consultants or advisors incentive or non-qualified options to purchase up to 4,800,000 shares of ORBIMAGE's common stock. Under the Plan, stock options may not be granted with an exercise price less than 85% of the stock's fair market value at the date of the grant as determined by the Board of Directors. ORBIMAGE's options generally vest in one-third increments over either a two-year or a three-year period. The maximum term of an option is 10 years. The following table summarizes the activity relating to the Plan for the years ended December 31, 1999, 2000 and 2001:


                                                                                              WEIGHTED         OUTSTANDING
                                                                NUMBER OF   OPTION PRICE      AVERAGE              AND
                                                                 SHARES       PER SHARE    EXERCISE PRICE      EXERCISABLE
                                                                ---------   ------------   --------------     -------------
     OUTSTANDING AS OF  DECEMBER 31, 1998....................  2,636,500      $3.60-5.10        $3.98           1,181,451
         Granted........................                         786,323            6.25         6.25
         Exercised......................                              --              --           --
         Canceled or expired............                        (129,251)      4.17-6.25         4.92
                                                               ---------      ----------    ---------
     OUTSTANDING AS OF  DECEMBER 31, 1999....................  3,293,572       3.60-6.25         4.48           1,916,611
         Granted........................                         522,347            7.25         7.25
         Exercised......................                              --              --           --
         Canceled or expired............                        (304,239)      3.60-7.25         5.91
                                                               ---------      ----------    ---------
     OUTSTANDING AS OF DECEMBER 31, 2000.....................  3,511,680       3.60-6.25         4.77           2,510,455
         Granted........................                         766,619            1.50         1.50
         Exercised......................                              --              --           --
         Canceled or expired............                      (1,259,072)      1.50-7.25         4.39
                                                              ----------      ----------    ---------
     OUTSTANDING AS OF DECEMBER 31, 2001.....................  3,019,227      $1.50-7.25        $4.10           2,381,318
                                                              ==========      ===========   =========           =========


    As of December 31, 2001, the weighted average remaining contractual life of the options outstanding was 6.54 years.

    Had ORBIMAGE determined compensation expense based on the fair value at the grant date for its stock options in accordance with the fair value method prescribed by SFAS 123, ORBIMAGE's pro forma net loss and pro forma basic loss per common share would have been approximately $182.1 million and $7.22, respectively, for the year ended December 31, 2001, $11.0 million and $1.01, respectively, for the year ended December 31, 2000 and $7.7 million and $0.82, respectively, for the year ended December 31, 1999. Pro forma diluted loss per common share for the years ended December 31, 2001, 2000 and 1999 would be the same as the pro forma basic loss per share shown above since all potentially dilutive securities are antidilutive and are excluded due to the net loss for each year presented. Pro forma net loss as stated above is not necessarily representative of the effects of reported net income (loss) for future years due to, among other things, the vesting period of the stock options and the fair value of the additional stock options in future years.

    ORBIMAGE used the Black-Scholes options pricing model for the year ended December 31, 2001, 2000 and 1999 for options issued to employees and directors to determine the pro forma impact to its net loss. This model utilizes certain information, such as the interest rate on a risk-free security maturing generally at the same time as the option being valued, and requires certain assumptions, such as the expected amount of time an option will be outstanding until it is exercised or it expires, to calculate the weighted-average fair value per share of stock options granted. The assumptions used to determine the pro forma impact for the years ended December 31, 2001, 2000 and 1999 were as follows:


                                                   YEARS ENDED DECEMBER 31,
                                                   -----------------------
                                                 2001         2000        1999
                                             -----------   ----------  ---------
 Volatility .............................         155.0%       34.0%       30.0%
 Dividend yield .........................           0.0%        0.0%        0.0%
 Risk-free interest rate ................           4.5%        6.2%        6.6%
 Expected average life ..................     6.0 years    6.0 years   6.0 years
 Weighted average exercise price per share   $     4.18   $    4.77   $    4.48

    The fair value of the options granted to employees and directors during the years ended December 31, 2001, 2000 and 1999 were estimated at $1.42 per share, $3.26 per share and $2.69 per share, respectively. Compensation expense recognized during each of the years ended December 31, 2001, 2000 and 1999 on stock options granted to employees was not material.


(17) INFORMATION ON INDUSTRY SEGMENTS AND MAJOR CUSTOMERS

    ORBIMAGE operated as a single segment for the years ended December 31, 2001, 2000 and 1999. ORBIMAGE recognized revenues related to contracts with the National Aeronautics and Space Administration of approximately $8.7 million, $9.0 million and $9.4 million for the years ended December 31, 2001, 2000 and 1999, respectively, representing approximately 46%, 37% and 51%, respectively, of total revenues recognized during those years.